UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission file number: 001-32635

BIRKS & MAYORS INC

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

EXPLANATORY NOTE:

On April 16, 2008, Birks & Mayors Inc. (the “Company”) and Mayor’s Jewelers, Inc., the Company’s wholly-owned subsidiary (“Mayors”), respectively renewed the terms and conditions of two employment agreements with Thomas A. Andruskevich, their President and Chief Executive Officer (collectively, the “Employment Agreements”) effective April 1, 2008. The Employment Agreements are each for a term of three (3) years continuing until March 31, 2011.

Birks Employment Agreement

Under the employment agreement with the Company, Mr. Andruskevich receives an annual base salary and an income bonus, which will be adjusted based upon the achievement of certain net income goals by the Company in the preceding year, set forth in the Company’s annual profit plan and strategic plan. Mr. Andruskevich’s base salary is currently $614,000 and has a performance-based opportunity to increase his base salary by $50,000. Additionally, Mr. Andruskevich will receive an annual performance bonus based upon the achievement of specific performance criteria, which are set each year by the Company’s compensation committee. Mr. Andruskevich is also entitled to certain benefits such as life insurance, health and dental insurance, moving expenses and other reasonable expenses. Under his employment agreements since May 15, 1996, Mr. Andruskevich has received three separate grants of stock options, each of which is confirmed in his current employment agreement as remaining exercisable for 24 months after termination of his employment or ten years after the date of his retirement.

The Company may terminate Mr. Andruskevich’s employment agreement with just and sufficient cause for such termination. If the Company wishes not to renew the agreement, the Company must provide Mr. Andruskevich with notice 12 months prior to the end of the term of the agreement. If the Company wishes not to renew the agreement and Mr. Andruskevich is unable to find suitable employment after March 31, 2011, the Company must compensate Mr. Andruskevich for an additional period of up to 12 months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, all benefits, plus a lump sum cash payment, if not already paid by Mayors, of $39,000 for disability and life insurance.

In the event that the Company terminates the agreement without cause or Mr. Andruskevich resigns for good reason, Mr. Andruskevich is entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, performance bonus earned in connection with each year ending prior to the date of such termination, benefits, as well as a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, plus a lump sum cash payment, if not already paid by Mayors, of $39,000 for disability and life insurance. Additionally, the Company will continue to pay Mr. Andruskevich his base salary for an additional period of up to 12 months after the end of his employment should Mr. Andruskevich be unable to find another suitable employment position. In the event Mr. Andruskevich’s employment terminates as a result of his death, for cause, as a result of disability or due to his resignation without good reasons, he will receive his base salary through the date of termination or resignation, as well as a pro rata amount for any cash bonus payable to him.

The agreement prohibits Mr. Andruskevich from competing with the Company in the Company’s business for or on behalf of any entity whose operations are located primarily in Canada, in the States of Florida or Georgia or any state or foreign country in which Mayors receives at least 10% of its revenues at such time (i) during his employment, (ii) during the period immediately following a termination of employment during which or in respect to which Mr. Andruskevich continues to receive payments or has received a lump sum payment or (iii) in the event of Mr. Andruskevich’s voluntary departure, during the 12 month period immediately following the date of his departure During the non-compete period, Mr. Andruskevich also agrees not to solicit any of the Company’s senior executives.

Mayors Employment Agreement

Under the Mayors employment agreement, Mr. Andruskevich receives an annual base salary from Mayors of $600,000 and has the opportunity to receive an annual cash bonus based upon the achievement of objective performance criteria, which are set each year by the compensation committee. If Mayors wishes not to renew the agreement, it must provide Mr. Andruskevich with notice 12 months prior to the end of the term of the agreement. If Mayors wishes not to renew the agreement and Mr. Andruskevich is unable to find suitable employment after March 31, 2011, Mayors must compensate Mr. Andruskevich for an additional period of up to 12 months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, all benefits, plus a lump sum cash payment of $39,000 for disability and life insurance.

In the event that Mayors terminates the agreement without cause or Mr. Andruskevich resigns for good reason, Mr. Andruskevich is entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, performance bonus earned in connection with each year ending prior to the date of such termination, benefits, as well as a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, plus a lump sum cash payment of $39,000 for disability and life insurance. Additionally, Mayors will continue to pay Mr. Andruskevich his base salary for an additional period of up to 12 months after the end of his employment should Mr. Andruskevich be unable to find another suitable employment position. In the event Mr. Andruskevich’s employment terminates as a result of his death, for cause, as a result of disability or due to his resignation without good reasons, he will receive his base salary through the date of termination or resignation, as well as a pro rata amount for any cash bonus payable to him. If Mr. Andruskevich’s employment is terminated without cause or if he resigns for good reason within the two year period following a change of control, Mr. Andruskevich will receive his annual base salary, annual bonus and financial planning, health, and dental benefits for the greater of two years or the unexpired portion of the term plus one year, and Mr. Andruskevich will also be entitled to certain bonus compensation and a lump sum cash payment of $39,000 for disability and life insurance.

The agreement prohibits Mr. Andruskevich from competing with Mayors in certain markets for or on behalf of any entity whose operations are located primarily in Canada, in the State of Florida or Georgia or any state or foreign country in which Mayors receives at least 10% of its revenues at such time (i) during his employment, (ii) during the period immediately following a termination of employment during which or in respect to which Mr. Andruskevich continues to receive payments or has received a lump sum payment or (iii) in the event of Mr. Andruskevich’s voluntary departure, during the 12 month period immediately following the date of his departure for a period of twelve months after the termination of the agreement and to solicit the Mayors senior executives.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC. (Registrant)

	By:	/s/ Miranda Melfi
Date: May 13, 2008		Miranda Melfi Group Vice President, Legal Affairs and Corporate Secretary

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